Prudential Investment Portfolios 5
655 Broad Street
Newark, New Jersey 07102

December 13, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: Prudential Investment Portfolios 5: Form N-1A
Post-Effective Amendment No. 61 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 62 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 333-82621
Investment Company Act No. 811-09439

Dear Mr. Zapata:

We filed through EDGAR on October 2, 2019 on behalf of Prudential Investment Portfolios 5 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 61 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 62 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Amendment was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the Prudential Day One 2065 Fund (the “Fund”) as a new series of the Trust.

This letter is intended to respond to the comments on the Amendment that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to the undersigned on November 18, 2019.  For your convenience, a summary of the Staff’s comments is included herein and the Registrant’s responses are keyed accordingly, as set forth below.  Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 63 to the Registrant’s Registration Statement to be filed on or about December 13, 2019 pursuant to Rule 485(b) under the 1933 Act with effectiveness on December 16, 2019.  Capitalized terms not otherwise defined herein have the meanings given them in the Amendment.

PROSPECTUS

1.  Comment

In the section of the summary prospectus entitled “Investments, Risks and Performance”, please consider whether risks related to international investments should be added in light of the following sentence: “The investments held by Underlying Funds that provide exposure to equities may include US large-cap equity, mid-cap equity and small-cap equity, as well as international developed markets equity, emerging markets equity and other non-US securities.”

Response

The principal risks disclosed in the summary prospectus are the principal risks of acting as a fund of funds and target date fund, as well as the risks associated with the major asset classes in which the Fund invests.  The risks associated with the Underlying Funds’ investments strategies, including the risks associated with non-US securities, are disclosed in the section of the prospectus entitled “Risks of Investing in the Funds”.  We have reviewed the placement of this disclosure and continue to believe it is appropriate.  Accordingly, no change has been made in response to this comment.

2.  Comment

In the section of the summary prospectus entitled “Investments, Risks and Performance”, consider breaking up the third paragraph so that the sentence beginning “The Fund’s allocations among Underlying Funds…” marks the beginning of a new paragraph.

Response

The Prospectus has been revised to reflect this change.

3.  Comment

On page 5 of the summary prospectus, in the section entitled “Investments, Risks and Performance”, there is a statement that “The subadviser is responsible for asset allocation of the Fund and will monitor the Fund's investments in Underlying Funds on a regular basis in order to maintain the approximate allocation to each asset class.”  Consider adding disclosure regarding the frequency of this rebalancing.

Response

The Prospectus has been revised to reflect that rebalancings typically occur monthly.

4.  Comment

In the section of the summary prospectus entitled “Investments, Risks and Performance”, please consider adding a cross-reference to the table starting on page 17 which lists the Underlying Funds in which the Fund is authorized to invest.

Response

We note that the section of the summary prospectus entitled “Investments, Risks and Performance” already contains the following cross reference: “More detailed information about the Underlying Funds appears in the section of the Prospectus entitled More About the Funds’ Principal and Non-Principal Investment Strategies, Investments And Risks.”  Accordingly, no additional changes have been made in response to this comment.

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

       /s/ Diana Huffman

                                                             Diana Huffman
       Vice President & Corporate Counsel